EXHIBIT 99.1

XORTX Announces Appointment of Chief Technology Officer

CALGARY, Alberta, Jan. 20, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the appointment of Dr. David MacDonald as Chief Technology Officer (CTO). Dr. MacDonald has an over 30-year record of achievement in drug development and leadership in pharma and biotech, achieving critical, value-inflection milestones for those companies.

Dr. Allen Davidoff, CEO of XORTX stated, “We are delighted to welcome Dr. MacDonald to the management team and into a leadership role with the Company. David brings to team C-Suite leadership, extensive regulatory and clinical experience as well as a strong background innovating technology in drug development - qualities that align with the clinical, regulatory and commercialization plans for the future.”

Prior to XORTX, Dr. MacDonald held positions as CTO and later President of MSI Methylation Sciences Inc. a clinical-stage pharmaceutical company (“MSI”). As CTO David led R&D, pharmaceutical product and clinical development.  Prior to his position at MSI, David acted as President and CEO of Active Pass Pharmaceutics. In addition, he has held leadership positions in several small and large pharma biotech companies during which he was responsible for a broad range of technical departments and stages of development covering basic research, IND-enabling studies, formulation, CMC, clinical trials, intellectual property, and regulatory submissions and inspections.

Dr. MacDonald is an inventor on over 20 patents issued globally and has published 14 manuscripts in peer reviewed journals.  He obtained his Ph.D. in Chemistry from the University of Alberta where his research was focused on enzymology.  https://www.linkedin.com/in/dmac36/.

In other news, the Company has issued an aggregate of 127,500 options to purchase common shares of the Company to certain officers, employees and consultants in accordance with the Company’s stock option plan. The options are exercisable at a price of $2.54 CAD per common share and expire five years from the date of grant.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.